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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                   -----------
                                   SCHEDULE TO
                                 (Rule 14d-100)

            TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                 FIREPOND, INC.
                       (Name of Subject Company (Issuer))

                                 FIREPOND, INC.
                        (Name of Filing Person (Offeror))

                  OPTIONS UNDER FIREPOND INC.'S 1997 STOCK PLAN
                        1999 STOCK OPTION AND GRANT PLAN
                             1999 DIRECTOR PLAN AND
                    BRIGHTWARE ACQUISITION STOCK OPTION PLAN
               TO PURCHASE COMMON STOCK, PAR VALUE $.01 PER SHARE,
                         HELD BY CERTAIN OPTION HOLDERS
                         (Title of Class of Securities)

                                   318224-10-2
                (CUSIP Number of Underlying Class of Securities)

                                   copies to:
        PAUL K. MCDERMOTT                              JOHN B. STEELE, ESQ.
     CHIEF FINANCIAL OFFICER                         MCDERMOTT, WILL & EMERY
         FIREPOND, INC.                                  28 STATE STREET
        890 WINTER STREET                          BOSTON, MASSACHUSETTS 02109
   WALTHAM, MASSACHUSETTS 02451                           (617) 535-4000
         (781) 487-8400

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

                            CALCULATION OF FILING FEE

       Transaction Valuation*                         Amount of Filing Fee

          $8,163,877                                        $1,633

* Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 9,059,772 shares of common stock of Firepond, Inc. having an aggregate value of $8,163,877 will be exchanged pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

               Amount previously paid:             Not applicable.
               Form or Registration No.:           Not applicable.
               Filing party:                       Not applicable.
               Date filed:                         Not applicable.

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

          [ ]  third party tender offer subject to Rule 14d-1.
          [X]  issuer tender offer subject to Rule 13e-4.
          [ ]  going-private transaction subject to Rule 13e-3.
          [ ]  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]
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         The filing of this Schedule TO shall not be construed as an admission by Firepond, Inc. that the Offer (as defined below) constitutes an issuer tender offer for purposes of the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder.

Item 1.  Summary Term Sheet.

         The information set forth under "Summary Term Sheet" in the Offer to Exchange, dated June 26, 2001 (the "Offer to Exchange"), attached hereto as Exhibit (a)(1) is incorporated herein by reference.

Item 2.  Subject Company Information.

         (a) The name of the issuer is Firepond, Inc., a Delaware corporation ("Firepond" or the "Company"), the address of its principal executive offices is 890 Winter Street, Waltham, Massachusetts 02451, and its telephone number is
(781) 487-8400. The information set forth in the Offer to Exchange under Section 9 ("Information Concerning Firepond") is incorporated herein by reference.

         (b) This Tender Offer Statement on Schedule TO relates to an offer by the Company to exchange up to all of the outstanding options to purchase shares of the Company's common stock, par value $.01 per share, granted under the Firepond, Inc. 1997 Stock Plan, as amended, the Firepond, Inc. 1999 Stock Option and Grant Plan, as amended, the Firepond, Inc. 1999 Director Plan and the Brightware Acquisition Stock Option Plan held by eligible employees and directors for new options that we will grant under our stock option plans upon the terms, and subject to the conditions, described in the Offer to Exchange and the related Letter of Transmittal (the "Letter of Transmittal" and together with the Offer to Exchange as they may be amended or supplemented from time to time, the "Offer"), attached hereto as Exhibit (a)(2).

         The information set forth in the Offer to Exchange on the introductory pages and under "Summary Term Sheet," Section 1 ("Number of Options; Expiration Date"), Section 5 ("Acceptance of Options for Exchange and Issuance of New Options") and Section 8 ("Source and Amount of Consideration; Terms of New Options") is incorporated herein by reference.

         (c) The information set forth in the Offer to Exchange under "Summary Term Sheet" and Section 7 ("Price Range of Common Stock Underlying the Options") is incorporated herein by reference.

Item 3.   Identity and Background of Filing Person.

         (a) The Company is the filing person. The information set forth under
Item 2(a) above is incorporated herein by reference. The information set forth in Schedule A to the Offer to Exchange is incorporated herein by reference.

Item 4.   Terms of the Transaction.

         (a) The information set forth in the Offer to Exchange on the introductory pages and under "Summary Term Sheet," Section 1 ("Number of Options; Expiration Date"), Section 3 ("Procedures for Tendering Options"),
Section 4 ("Withdrawal Rights"), Section 5 ("Acceptance of Options for Exchange and Issuance of New Options"), Section 6 ("Conditions of the Offer"), Section 8 ("Source and Amount of Consideration; Terms of New Options"), Section 11 ("Status of Options Accepted by Us in the Offer; Accounting Consequences of the Offer"), Section 12 ("Legal Matters; Regulatory Approvals"), Section 13 ("Material Federal Income Tax Consequences") and Section 14 ("Extension of Offer; Termination; Amendment") is incorporated herein by reference.

         (b) The information set forth in the Offer to Exchange under "Summary Term Sheet" and Section 10 ("Interests of Directors, Officers and Control Persons; Transactions and Arrangements Concerning the Options") is incorporated herein by reference.
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Item 5.   Past Contacts, Transactions, Negotiations and Agreements.

         (e) The information set forth in the Offer to Exchange under "Summary Term Sheet" and Section 10 ("Interests of Directors, Officers and Control Persons; Transactions and Arrangements Concerning the Options") is incorporated herein by reference.

Item 6.   Purposes of the Transaction and Plans or Proposals.

         (a) The information set forth in the Offer to Exchange under "Summary Term Sheet" and Section 2 ("Purpose of the Offer") is incorporated herein by reference.

         (b) The information set forth in the Offer to Exchange under "Summary Term Sheet," Section 5 ("Acceptance of Options for Exchange and Issuance of New Options") and Section 11 ("Status of Options Accepted by Us in the Offer; Accounting Consequences of the Offer") is incorporated herein by reference.

         (c) The information set forth in the Offer to Exchange under "Summary Term Sheet" and Section 2 ("Purpose of the Offer") is incorporated herein by reference.

Item 7.   Source and Amount of Funds or Other Consideration.

         (a) The information set forth in the Offer to Exchange under "Summary Term Sheet," Section 8 ("Source and Amount of Consideration; Terms of New Options") and Section 15 ("Fees and Expenses") is incorporated herein by reference.

         (b) The information set forth in the Offer to Exchange under "Summary Term Sheet" and Section 6 ("Conditions of the Offer") is incorporated herein by reference.

         (d)  Not applicable.

Item 8.   Interest in Securities of the Subject Company.

         (a) The information set forth in the Offer to Exchange under "Summary Term Sheet" and Section 10 ("Interests of Directors, Officers and Control Persons; Transactions and Arrangements Concerning the Options") is incorporated herein by reference. The information set forth in Schedule A to the Offer to Exchange is incorporated herein by reference.

         (b) The information set forth in the Offer to Exchange under "Summary Term Sheet" and Section 10 ("Interests of Directors, Officers and Control Persons; Transactions and Arrangements Concerning the Options") is incorporated herein by reference.

Item 9.   Person/Assets, Retained, Employed, Compensated or Used.

         (a)  Not applicable.

Item 10.  Financial Statements.

         (a) The information set forth in the Offer to Exchange under "Summary Term Sheet," Section 9 ("Information Concerning Firepond") and Section 16 ("Additional Information"), and on pages F-2 through F-25 of the Company's Annual Report on Form 10-K for its fiscal year ended October 31, 2000, and pages 3 through 14 of the Company's Quarterly Report on Form 10-Q for its fiscal quarter ended April 30, 2001 is incorporated herein by reference.

         (b)  Not applicable.
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Item 11.  Additional Information.

         (a) The information set forth in the Offer to Exchange under "Summary Term Sheet," Section 10 ("Interests of Directors, Officers and Control Persons; Transactions and Arrangements Concerning the Options") and Section 12 ("Legal Matters; Regulatory Approvals") is incorporated herein by reference.

         (b)  Not applicable.

Item 12.  Exhibits.

   (a)(1)     Offer to Exchange dated June 26, 2001.
      (2)     Form of Letter of Transmittal.
      (3)     Form of Letter to Eligible Option Holders Regarding Offer.
      (4) Form of Letter to Tendering Option Holders Regarding Acceptance of Tendered Options.
      (5) Firepond, Inc. Annual Report on Form 10-K for its fiscal year ended October 31, 2000, filed with the Securities and Exchange Commission (the "Commission") on January 29, 2001, and incorporated herein by reference.

      (6) Firepond, Inc. Quarterly Report on Form 10-Q for its fiscal quarter ended April 30, 2001, filed with the Commission on June 14, 2001, and incorporated herein by reference.
   (b)        Not applicable.
   (d)(1)     Firepond, Inc. Amended and Restated 1997 Stock Plan.
      (2)     Firepond, Inc. Amended and Restated 1999 Stock Option and Grant
              Plan.
      (3)     Firepond, Inc. Amended and Restated 1999 Director Plan.
      (4)     Brightware Acquisition Stock Option Plan.
      (5) Form of Stock Option Agreement for directors, executive officers and key employees.
      (6)     Form of Stock Option Agreement for all other employees.
   (g)        Not applicable.
   (h)        Not applicable.

Item 13. Information Required by Schedule 13E-3.

         (a)  Not Applicable.
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                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

                                             Firepond, Inc.


                                             /s/ Paul K. McDermott
                                             --------------------------
                                             Paul K. McDermott
                                             Chief Financial Officer


                                             Date:  June 26, 2001
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                                INDEX TO EXHIBITS

 Exhibit
 Number           Description


   (a)(1)     Offer to Exchange dated June 26, 2001.
      (2)     Form of Letter of Transmittal.
      (3)     Form of Letter to Eligible Option Holders Regarding Offer.
      (4) Form of Letter to Tendering Option Holders Regarding Acceptance of Tendered Options.
      (5) Firepond, Inc. Annual Report on Form 10-K for its fiscal year ended October 31, 2000, filed with the Securities and Exchange Commission (the "Commission") on January 29, 2001, and incorporated herein by reference.
      (6) Firepond, Inc. Quarterly Report on Form 10-Q for its fiscal quarter ended April 30, 2001, filed with the Commission on June 14, 2001, and incorporated herein by reference.
   (b)        Not applicable.
   (d)(1)     Firepond, Inc. Amended and Restated 1997 Stock Plan.
      (2)     Firepond, Inc. Amended and Restated 1999 Stock Option and Grant
              Plan.
      (3)     Firepond, Inc. Amended and Restated 1999 Director Plan.
      (4)     Brightware Acquisition Stock Option Plan.
      (5) Form of Stock Option Agreement for directors, executive officers and key employees.
      (6)     Form of Stock Option Agreement for all other employees.
   (g)        Not applicable.
   (h)        Not applicable.